K&L | GATES

K&L Gates LLP

1601 K Street, NW

Washington, D.C. 20006-1600

T 202.778.9000      www.klgates.com

August 19, 2008

Mary A. Cole
Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission

RE:	Direxion Shares ETF Trust
File Nos.: 811-22201; 333-150525

Dear Ms. Cole:

The following are the responses to the comments that we received from you by letter dated May 29, 2008 regarding the registration statement on Form N-1A for the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on April 30, 2008. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to its registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

General Comments

1.

COMMENT. We note that portions of the filing are incomplete. We may have comments on such portions when you complete them in a pre-effective amendment, or on financial statements and exhibits added in any pre-effective amendments.

RESPONSE. The Trust has completed the incomplete portions of the initial filing in Pre-Effective Amendment No. 1, which has been filed with the SEC contemporaneously with this correspondence.

Prospectus

2.

COMMENT. Overview of the Direxion Shares ETF Trust—In this section please disclose that only certain large institutional investors may purchase or redeem creation units directly with the Trust at net asset value. In addition, please state in this section that each Fund is non-diversified.

RESPONSE. The Trust’s disclosure in the “Overview” section of the prospectus is written in plain English for the benefit of the retail investor. As we discussed on June 23, 2008, the Trust’s current disclosure in the “Overview” section states that retail investors will not be able to purchase or redeem Fund shares directly from the Funds. Thus, the Trust believes that its current disclosure is meaningful to retail investors. With respect to the non-diversification disclosure, the Trust has included an additional statement in the “Overview” section stating that each Fund is non-diversified.

3.

COMMENT. Investment Techniques and Policies—Explain in your response letter how the Funds can seek to provide 300% of the daily price performance of the relevant indexes and meet its asset coverage obligations under Section 18 of the Investment Company Act of 1940 (“1940 Act”).

RESPONSE. Section 18(f)(1) of the 1940 Act makes it unlawful for a mutual fund to issue or sell “senior securities.” In 1940 Act Release 10666, the SEC and its staff took the position that a fund’s investment in certain derivative instruments may involve the creation of senior securities in violation of Section 18 of the 1940 Act. Securities Trading Practices of Registered Investment Companies, Investment Co. Act Release No. 10666 (Apr. 18, 1979). In subsequent no-action letters, the SEC staff indicated that it would not treat derivatives as senior securities if a fund “covers” its exposure by either holding an offsetting position or segregating liquid assets in an amount sufficient to cover its potential future obligations. See Dreyfus Strategic Investing, SEC No-Action Letter, 1987 WL 108242 (pub. avail. June 22, 1987) and Merrill Lynch Asset Management, L.P., SEC No-Action Letter, 1996 WL 429027 (pub. avail. July 2, 1996).

Each Bull Fund generally will seek to obtain its investment objective of providing 300% of the daily price performance of a stated index by investing at least 80% of its assets in the securities that comprise its benchmark index and the remaining 20% long futures and swaps. The Trust expects that the long futures and swaps will provide the requisite exposure for each Bull Fund to achieve its goal. Under Section 18 of the 1940 Act and applicable precedent, a Fund would be required to segregate the net amount that it would be required to pay if the futures or swap position is cash settled. The Trust intends to cover each long futures position with an offsetting put option with a strike price at least as high as the price that the Fund would be required to pay under the long futures contract. This would give the Fund the right to receive the money needed to satisfy its obligation under the long futures contract. The Trust will collateralize a Fund’s exposure under its swap agreements with equity securities pursuant to tri-party agreements. The net amount of the collateral would be the amount that the Fund ultimately would be required to pay, regardless of whether the swap remains in effect until its stated termination date or is terminated early.

4.	COMMENT. Investment Techniques and Policies—Please make clear that the Funds may not invest in all of the securities in an index.

RESPONSE. The Trust has revised the “Investment Techniques and Policies” section of the prospectus to clarify that a Fund generally will hold a sample of the securities that comprise its benchmark index.

5.

COMMENT. Investment Techniques and Policies—In the first paragraph of this section provide a concise explanation of long and short positions. In addition, in the second paragraph, disclose whether or not there are any limitations on the Funds’ derivatives leveraging.

RESPONSE. As we discussed on June 23, 2008, the existing disclosure in the first paragraph of the “Investment Techniques and Policies” section of the prospectus provides an explanation of the long and short positions a Fund may hold. As we also discussed, the only limitation on the extent to which a Fund’s derivatives leveraging is the applicable requirements under the Investment Company Act of 1940. As described in greater detail above, a Fund will engage in derivatives leveraging to the extent discussed in response to Comment 3 above.

6.

COMMENT. The Expected Return of a Bull Fund—Please revise this heading and the two subsequent headings that refer to “expected returns” to replace the work “expected” with a word that more accurately reflects the conjectural nature of the Funds’ returns.

RESPONSE. The heading “The Expected Return of a Bull Fund” and the two subsequent headings have been revised to substitute the work “projected” for “expected.”

7.

COMMENT. Principal Risks—Please add market trading risk to the risk chart. In addition, since the chart identifies concentration risk as a principal risk, appropriate disclosure should be added to the "Investment Techniques and Policies" section of the prospectus.

RESPONSE. Market risk has been added to the risk chart and the related narrative disclosure has been included in the prospectus. In addition, disclosure has been added to the "Investment Techniques and Policies" section of the prospectus indicating that a Fund may concentrate its investments in specific industry or group of industries to the extent that its benchmark index concentrates in such industry or group of industries.

8.

COMMENT. Principal Risks—The risk chart identifies concentration risk as a risk associated with several of the Funds. Please expand the narrative risk disclosure to identify the specific industries in which the Funds will invest.

RESPONSE. The narrative risk disclosure has been expanded to identify the specific industries or group of industries in which the Specialty Funds will invest.

9.

COMMENT. The two sections “Risks of Aggressive Investment Techniques” and “Risks of Investing in Derivatives” appear to have duplicative disclosure. You may wish to compress these two sections into one. In addition, please add more specific information about the specific derivatives that will be utilized or provide a cross-reference to that section of the prospectus that provides such disclosure.

RESPONSE. The current disclosure in the section “Risks of Aggressive Investment Techniques” and “Risks of Investing in Derivatives” have been collapsed into “Risks of Aggressive Investment Techniques” and “Risks of Investing in Derivatives” has been deleted. New disclosure has been added to “Risks of Aggressive Investment Techniques” referring the reader to the “Investment Techniques and Policies” section of the prospectus, which indicates that the Funds may invest significantly in swap agreements, forward contracts, reverse repurchase agreements, options, including futures contracts, and financial instruments such as options on securities and stock indices options, and caps, floors and collars.

10.	COMMENT. Credit Risk and Lower-Quality Debt Securities—Please add junk bonds to the risk table, identifying which Funds invest significantly in these securities.

RESPONSE. No Fund will invest a significant portion of its assets in junk bonds. Therefore, the disclosure under “Credit Risk and Lower-Quality Debt Securities” indicating that certain Funds will invest a significant portion of their assets in securities rated below investment grade and discussing the related risks has been deleted and junk bonds have not been added to the risk table.

11.

COMMENT. High Portfolio Turnover—The first paragraph in this section states that it is expected that a “significant portion of the Funds’ assets” will come from money managers as part of their asset allocation and market timing strategies, which often call for frequent trading. In the second paragraph, it is stated that the Funds’ structure may lead to a lesser risk of frequent trading than with a traditional mutual fund. Please reconcile the conflicting disclosure.

RESPONSE. The Trust has deleted the disclosure in the first paragraph stating that it is expected that a “significant portion of the Funds’ assets” will come from money managers as part of their asset allocation and market timing strategies, which often call for frequent trading.

12.	COMMENT. Market Price Variance Risk—Please disclose that there is no guarantee that an active market will develop for Fund shares.

RESPONSE. Disclosure has been added to “Market Price Variance Risk” to clarify that there is no guarantee that an active market will develop for Fund shares.

13.

COMMENT. Fees and Expenses --If the prospectus will be delivered to retail investors purchasing in the secondary market as well as to purchasers of creation units, delete the transaction fee line items from the fee table and place the information in a footnote to the fee table. If the prospectus only will be delivered to purchasers of creation units, you may keep the disclosure as is.

RESPONSE. The prospectus will be delivered to retail investors purchasing shares in the secondary market as well as to purchasers of creation units. Accordingly, for each Fund, the transaction fee line item disclosure has been moved to a footnote to the fee table.

14.	COMMENT. Fees and Expenses—The expense example need only show 1-and 3-year examples. See Instruction 5(c) to Item 3 of Form N-1A.

RESPONSE. The expense example for each Fund has been revised to show the 1- and 3-year examples.

15.

COMMENT. Creations, Redemptions and Transaction Fees—Purchases and Redemptions—The disclosure in this section states that purchase and redemption orders must be received by the distributor prior to 4:00 p.m. if transmitted by mail, or 3:00 p.m. if transmitted by telephone, facsimile or other electronic means. In your response letter, explain how the 3:00 p.m. deadline for electronic orders comports with Rule 22c-1 under the 1940 Act.

RESPONSE. General information regarding the Trust’s purchase and redemption order procedures is included in the Trust’s exemptive application currently being considered by the Division of Investment Management exemptive application staff. The Trust represents that its prospectus and SAI disclosure regarding the timing of receipt of orders will conform to the discussion in its exemptive application as approved by the staff.

Statement of Additional Information

16.

COMMENT. Investment Policies and Techniques—The first sentence of this section discloses that each Bull Fund invests at least 80% of its net assets in the securities of an index. The following chart includes the daily targets and relevant indexes of both Bull and Bear Funds. Please provide narrative disclosure to identify the types of securities in which the Bear Funds are expected to invest. In addition, in the disclosure following the chart, make clear which securities are permissible investments for the Bear Funds.

RESPONSE. As we discussed on June 23, 2008, disclosure has been added to the “Investment Policies and Techniques” section of the SAI indicating that each Bear Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in financial instruments, including futures contracts, options on securities, indices and futures contracts, equity caps, collars and floors, swap agreements, forward contracts, reverse repurchase agreements, that, in combination, provide leveraged and unleveraged exposure to an index and in money market instruments.

17.

COMMENT. Investment Restrictions—Restriction number 4 should state that concentration occurs when a Fund invests “25% or more” of its total assets in the same industry. In addition, for any Fund that will concentrate its investments in a particular industry, please disclose in the prospectus the industries in which such Funds will concentrate.

RESPONSE. Investment Restriction number 4 has been revised to clarify that concentration occurs when a Fund invests 25% or more of its total asset in the same industry.

18.	COMMENT. We note that Appendix B (Proxy Voting Policies) is missing from the registration statement. Please ensure that it is included in the pre-effective amendment.

RESPONSE. Appendix B (Proxy Voting Policies) is included in Pre-Effective Amendment No. 1.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 778-9187.

Sincerely,
/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:    Daniel D. O'Neill
               Rafferty Asset Management, LLC